UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

TriSalus Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

89680M 101

(CUSIP Number)

Paul Frankenius

Frankenius Equity AB

Box 984

501 10 Boras

Sweden

Telephone: +46 705 27 13 50

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89680M 101

1.	Name of Reporting Persons Frankenius Equity AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,397,776(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,397,776(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,397,776(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 6,167,776 shares of common stock, par value $0.0001 per share (“Common Stock”) of the Issuer held directly by Frankenius Equity AB (“Frankenius Equity”) and (ii) 230,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock (“Preferred Stock”) acquired by Frankenius Equity in a private placement that closed concurrently with the closing of the business combination on August 10, 2023 (the “Closing Date”). Paul Frankenius is the founder, a board member and the ultimate owner of Frankenius Equity. Mr. Frankenius has sole voting and sole dispositive power with respect to the shares of Common Stock held directly by Frankenius Equity, and may be deemed to have beneficial ownership of the shares of Common Stock held by Frankenius Equity.

(2)

Represents the percentage ownership based on (i) 26,316,681 shares of Common Stock issued and outstanding as of the Closing Date and (ii) 230,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Preferred Stock as of the Closing Date, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

CUSIP No. 89680M 101

1.	Name of Reporting Persons Paul Frankenius
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,397,776(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,397,776(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,397,776(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 6,167,776 shares of Common Stock held directly by Frankenius Equity and (ii) 230,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Preferred Stock acquired by Frankenius Equity in a private placement that closed concurrently with the closing of the business combination on the Closing Date. Mr. Frankenius is the founder, a board member and the ultimate owner of Frankenius Equity. Mr. Frankenius has sole voting and sole dispositive power with respect to the shares of Common Stock held directly by Frankenius Equity and may be deemed to have beneficial ownership of the shares of Common Stock held by Frankenius Equity.

(2)

Represents the percentage ownership based on (i) 26,316,681 shares of Common Stock issued and outstanding as of the Closing Date and (ii) 230,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Preferred Stock as of the Closing Date, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of TriSalus Life Sciences, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6272 W. 91st Avenue, Westminster, CO 80031.

Item 2.	Identity and Background

(a) Frankenius Equity AB (“Frankenius Equity”) and Paul Frankenius (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is Box 984, 501 10 Boras, Sweden.

(c) Frankenius Equity is a limited company organized in Sweden focusing on domestic and international ventures. Paul Frankenius is a board member and ultimate owner of Frankenius Equity.

(d)–(e) During the last five years, the Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Frankenius Equity was organized in Sweden; and Paul Frankenius is also a citizen of Sweden.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023, and July 5, 2023 (the “Merger Agreement”), by and among the Issuer (formerly known as MedTech
Acquisition Corp., “MTAC”)), MTAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MTAC (“Merger Sub”) and TriSalus Operating Life Sciences, Inc. (formerly known as TriSalus Life Sciences, Inc.), a Delaware corporation (“Legacy TriSalus”), pursuant to which Merger Sub merged with and into Legacy TriSalus (the “Business Combination”), with Legacy TriSalus surviving as a wholly owned subsidiary of MTAC. In connection with the consummation of the Business Combination on August 10, 2023 (the “Closing Date”), MTAC changed its name from MedTech Acquisition Corporation to TriSalus Life Sciences, Inc. and Legacy TriSalus changed its name from TriSalus Life Sciences, Inc. to TriSalus Operating Life Sciences, Inc. For additional information, refer to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

In connection with the Business Combination, Frankenius Equity entered into a subscription agreement with MTAC to acquire the shares of the Issuer’s Series A Convertible Preferred Stock pursuant to a private placement transaction that closed concurrently with the closing of the Business Combination on the Closing Date. For additional information, refer to the full text of the Form of Subscription Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in Item 5 for investment purposes only. The Reporting Persons do not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons may propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. One or more of the Reporting Persons also may change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by such person or entity in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. The Reporting Persons also reserve the right to acquire or dispose of derivatives, convertible notes or other instruments related to Common Stock or other securities of the Issuer, provided that in such persons or entity’s judgment such transactions are advisable.

The information furnished in Item 3 hereinabove is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, Frankenius Equity holds and beneficially owns an aggregate of 6,397,776 shares of the Issuer’s Common Stock, of which Paul Frankenius has sole voting and sole dispositive power. Such shares represent approximately 24.1% of the Issuer’s issued and outstanding Common Stock, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

Paul Frankenius has sole voting and sole dispositive power over 6,397,776 shares of Common Stock of the Issuer, and such shares are held directly by Frankenius Equity. The Reporting Persons may be deemed to have shared voting and shared dispositive power over such shares.

(c) Other than the acquisition of the shares of Common Stock as reported herein, and as described under Item 4, the Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,397,776 shares of Common Stock beneficially owned by the Reporting Persons as reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

Registration Rights Agreement

On August 10, 2023, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, MedTech Acquisition Sponsor LLC (the “Sponsor”), the members of the Sponsor, and certain former stockholders of Legacy TriSalus (including

Frankenius Equity) entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file, not later than 45 days after the Closing Date, a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain securities of the Issuer that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, the Issuer also grants piggyback registration rights and demand registration rights to the parties thereto. The Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the execution of the Merger Agreement, all of the officers and directors and certain stockholders of Legacy TriSalus (including Frankenius Equity) entered into lock-up agreements with the Issuer for a term ending twelve months after the Closing Date, whereby they have agreed to certain restrictions on the sale or disposition of all of the Common Stock held by (or issuable to) such person or entity.

Additionally, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of November 11, 2022, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 14, 2022).

2.	Amended and Restated Registration Rights Agreement, dated August 10, 2023, by and among the Issuer, the Sponsor, and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2023).

3.	Form of Lock-up Agreement, by and among certain stockholders of TriSalus Life Sciences, Inc. and MedTech Acquisition Corporation (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on November 14, 2022).

4.	Form of Subscription Agreement for PIPE Financing (Initial) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 8, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKENIUS EQUITY AB

Date: August 21, 2023	/s/ Paul Frankenius
By: Paul Frankenius
Board Member and Ultimate Owner

PAUL FRANKENIUS

Date: August 21, 2023	/s/ Paul Frankenius